Annex B

October 23, 2006

The Board of Directors
PowerDsine Ltd.
1 Hanagar St.
Hod Hasharon 45421
Israel

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the ordinary shares of PowerDsine Ltd. (the “Company”) of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Microsemi Corporation, a Delaware corporation (“Parent”), and Pinnacle Acquisition Corporation LTD, an Israeli company to be formed that will be a wholly owned subsidiary of Parent (“Merger Subsidiary”).

As more fully described in the Merger Agreement and subject to the terms and conditions thereof (i) Merger Subsidiary will be merged with and into the Company (the “Merger”) and (ii) pursuant to the Merger, each outstanding ordinary share, par value N1S0.01, of the Company (“Company Ordinary Shares”) (other than (A) Company Ordinary Shares held by the Company, (B) dormant shares and (C) Company Ordinary Shares held by Parent, Merger Subsidiary and any other wholly owned subsidiary of Parent) will be converted into the right to receive (the “Merger Consideration”) (x) S8.25 in cash and (y) 0.1498 shares of common stock, par value S0.20, of Parent (“Parent Common Stock”).

In arriving at our opinion, we reviewed a draft dated October 23, 2006 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the businesses, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data relating to the Company and Parent which were provided to or discussed with us by the respective managements of the Company and Parent, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of the Company and Parent to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Ordinary Shares and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent: and the capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated certain potential pro forma financial effects of the Merger on Parent. In connection with our engagement and at the direction of the Company, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

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The Board of Directors
PowerDsine Ltd.
October 23, 2006

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Parent that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company and Parent provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and Parent that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or the price at which the Parent Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the deliver}’ of this opinion. We and our affiliates in the past have provided services to the Company unrelated to the proposed Merger., for which services we and such affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at anytime hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company and Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any holder of Company Ordinary Shares as to how such holder should vote or act on any matters relating to the proposed Merger.

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The Board of Directors
PowerDsine Ltd.
October 23, 2006

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Ordinary Shares.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

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